                                                    ---------------------------
                                                    |      OMB APPROVAL       |
                          UNITED STATES             ---------------------------
                SECURITIES AND EXCHANGE COMMISSION  |OMB Number: 3235-0145    |
                     Washington, D.C. 20549         |Expires: August 31, 1999 |
                                                    |Estimated average burden |
                                                    |Hours per response 14.90 |
                          SCHEDULE 13G              ---------------------------

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                            Q-NET TECHNOLOGIES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                   COMMON STOCK, $0.00001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   74728V 10 7
                     ______________________________________
                                 (CUSIP Number)


                                DECEMBER 31, 2001
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule  is  filed:

                    [_]  Rule  13d-1(b)

                    [_]  Rule  13d-1(c)

                    [X]  Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC  1745  (3-98)                         Page  1  of  5

CUSIP  No.  74728V 10 7
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1.     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only).:

          WEIGUO LANG

--------------------------------------------------------------------------------

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

       (a)     [_]

       (b)     [_]

--------------------------------------------------------------------------------

3.     SEC  Use  Only:

--------------------------------------------------------------------------------

4.     Citizenship  or  Place  of  Organization:     CHINA

--------------------------------------------------------------------------------

Number of      5.     Sole  Voting  Power:          1,132,000  SHARES
Shares Bene-          ----------------------------------------------------------
finically by
Owned by Each  6.     Shared  Voting  Power:          NOT  APPLICABLE
Reporting             ----------------------------------------------------------
Person With:
               7.     Sole  Dispositive  Power:          1,132,000  SHARES
                      ----------------------------------------------------------

               8.     Shared  Dispositive  Power:     NOT  APPLICABLE

--------------------------------------------------------------------------------

9.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
       1,132,000  SHARES

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

       NOT  APPLICABLE

11.    Percent  of  Class  Represented  by  Amount in Row (9):          7.8%

--------------------------------------------------------------------------------

12.    Type  of  Reporting  Person  (See  Instructions)

       IN

--------------------------------------------------------------------------------

CUSIP  No.  74728V 10 7
-------------------------

Item  1.

(a)     Name  of  Issuer:     Q-NET  TECHNOLOGIES,  INC.

(b)     Address  of  Issuer's  Principal  Executive  Offices:

        450  North  Brand  Boulevard,  Sixth  Floor,  Glendale,  CA  91203

Item  2.

(a)     Name  of  Person  Filing:     WEIGUO  LANG

(b)     Address  of  Principal  Business  Office  or,  if  none,  Residence:

        450  North  Brand  Boulevard,  Sixth  Floor,  Glendale,  CA  91203

(c)     Citizenship:     CHINA

(d)     Title  of  Class  of  Securities:     COMMON  STOCK,  $0.00001 PAR VALUE

(e)     CUSIP  Number:     74728V  10 7

Item 3. If this statement is filed pursuant to Sec.Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)     [_]     Broker or dealer registered under section 15 of the Act (15
                     U.S.C.  78o).
     (b)     [_]     Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C.
                     78c).
     (c)     [_]     Insurance company as defined in section 3(a)(19) of the Act
                     (15  U.S.C.  78c).
     (d)     [_]     Investment  company registered under section 8 of the
                     Investment Company  Act  of  1940  (15 U.S.C.  80a-8).
     (e)     [_]     An  investment  adviser  in  accordance  with
                     Sec.240.13d-1(b)(1)(ii)(E):
     (f)     [_]     An  employee  benefit  plan or endowment fund in accordance with  Sec.240.13d-1(b)(1)(ii)(F):
     (g)     [_]     A  parent  holding  company or control person in accordance with  Sec.240.13d-1(b)(1)(ii)(G):
     (h)     [_]     A  savings  associations  as defined in Section 3(b) of the
                     Federal  Deposit  Insurance  Act  (12  U.S.C.  1813):
     (i)     [_]     A  church  plan  that is excluded from the definition of an investment  company  under  section 3(c)(14) of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-3):
     (j)     [_]     Group,  in  accordance  with  Sec.240.13d-1(b)(1)(ii)(J).

Item  4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)     Amount  Beneficially  owned:  1,132,000  SHARES (1)
(b)     Percent  of  Class:     7.8% (1)
(c)     Number  of  shares  as  to  which  the  person  has:
        (i)     Sole  power  to  vote  or  to direct the vote:  1,132,000 SHARES
        (ii)    Shared  power  to  vote  or  to  direct  the  vote:       N/A
        (iii)   Sole  power  to dispose or to direct the disposition of:
                1,132,000 SHARES
        (iv)    Shared power to dispose or to direct the disposition of:     N/A
Footnote (1)

Under Rule 13d-3 of the Securities Exchange Act of 1934, the amount beneficially owned includes 1,032,000 shares in the name of Weiguo Lang and 100,000 shares that are immediately acquirable upon the exercise of stock options by Mr. Lang, within 60 days of February 13, 2002. Percent of class is based on 14,429,247 shares of common stock of Q-Net Technologies Inc. issued and outstanding as of February 13, 2002. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.
As a result, the percentage of outstanding shares shown does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 13, 2002.

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]


Item  6.  Ownership  of  More  than  Five  Percent  on Behalf of Another Person.

          NOT  APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          NOT  APPLICABLE

Item  8   Identification  and  Classification  of  Members  of  the  Group

          NOT  APPLICABLE

CUSIP  No.  74728V 10 7
-------------------------



Item  9.  Notice  of  Dissolution  of  Group

          NOT  APPLICABLE

Item 10.  Certification

          NOT  APPLICABLE



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February  13,  2002
                                        ________________________________________
                                                                            Date

                                         /s/ Weigo Lang
                                        _____________________________________
                                                                       Signature

                                        WEIGUO  LANG,  PRESIDENT
                                        ________________________________________
                                                                      Name/Title